L'ORÉAL

L'OREAL
International Financial Information Department

21st January, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: 2003 sales

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

News release

L'ORÉAL

04 JAN 28 AM 7:21

Clichy, Wednesday, 21st January 2004 – 6:30pm

2003 sales: +7.1% like-for-like

Strong annual growth

The consolidated sales of L'OREAL at 31st December 2003 amounted to € 14 billion.

Like-for-like, that is based on a comparable structure and identical exchange rates, the group's consolidated sales grew by +7.1%.

Currency fluctuations over the whole of 2003 amounted to –9%.

The net impact of changes in the scope of consolidation was +0.1% at 31st December 2003.

Based on consolidated figures, the sales evolution was –1.8%.

Rapid growth in all businesses

- With a rise in sales outstripping the growth of the cosmetics market, the group is making significant market share gains in all distribution channels.

  - After several years of rapid growth, **Professional Products** (+8.6%) continued to win market shares in all regions of the world, particularly in North America and Eastern Europe.
  - **Consumer Products** confirmed their strong progress (+7.7%) and strengthened their market position, particularly in the United States.
  - The improvement in the general climate and successful product launches enabled **Luxury Products** to boost their growth rate to +4.2% over the whole year.
  - **Active Cosmetics** achieved very vigourous growth (+11.9%) as they continued their roll-out in newer growth driver countries and increased market shares in Western Europe.

- With the support of L'Oréal's Research facility, the group's brands have launched high value-added products in the core strategic market categories, appealing to new groups of consumers and thus broadening the customer base.

- These success stories have enabled further breakthroughs in the group's traditional markets:

- In Western Europe, growth amounted to +4.9%, in line with previous years, reflecting strong increases in some major markets such as Great Britain (+12.5%) and Spain (+11.6%).

- In North America, growth reached +6% over the whole year and was higher than the rates achieved in the previous two years, in a market which remains highly competitive.

New growth driver markets

The group also made important breakthroughs in the newer markets.

- In China, where the group's core brands are now fully installed, the growth rate was +69.3%, largely thanks to the emblematic success of Maybelline, the country's number one make-up brand.
- Growth was very strong in Central and Eastern Europe (+26.2%), particularly in the Russian Federation, where sales advanced once more (+38.8%) after three years of extremely fast growth. Alongside L'Oréal Paris, which reinforced its luxury brand image, Garnier successfully extended its product offering, particularly in the skincare market. Vichy strengthened its number one position in the 2,500 pharmacies which sell the brand's products throughout the Russian Federation.
- In India too, growth was extremely rapid at +33.4%. This strong performance reflects the breakthroughs achieved by the Garnier brand which has managed to launch modern colourants that meet women's needs at affordable prices. To help fulfil the growth potential in India, the group has started up a new factory near the city of Puna which benefits from the most advanced production quality standards.

Success stories open up new perspectives

During 2003, the group made a large number of strategic moves, paving the way for growth over the years ahead.

- The success of the first Innéov product, Innéov Firmness, in the nine European countries where it was launched, reflects the group's successful entry into the nutricosmetics market.

- The success of Fructis shampoo and haircare products in the United States has given Garnier a foothold in this market, and means that this brand is now available in every continent.

- The launch of Matrix in Eastern Europe is a decisive step in the global roll-out of this brand, which originated in the United States, offering hairdressers a range of

L'ORÉAL

- The launch of L'Oréal Paris skincare and make-up lines in Japan marks a major advance in establishing the brand in this market.
- In luxury products, the group is seizing new opportunities with the acquisition of Shu Uemura in Japan. The opening of boutiques for Kiehl's, Lancôme and Biotherm establishes a complementary distribution channel, where direct contact can be made with consumers. The creation of a men's cosmetics line by Lancôme is extending the brand's reach and opening up new interesting perspectives for the group's development in this promising market.
- The acquisition of Mininurse, one of the leading skincare brands in China, is opening up new routes for expansion in Asia.
- The opening in Chicago of the world's first research centre dedicated to the study of the skin and hair of people of African origin will enable the development of new products to meet their specific needs, pointing the way towards new prospects for the future.

Like-for-like sales growth

	9-month growth	2003	
	%	€ m	%
By division			
Professional Products	+8.4%	1,900	+8.6%
Consumer Products	+7.6%	7,506	+7.7%
Luxury Products	+1.9%	3,441	+4.2%
Active Cosmetics	+11.1%	749	+11.9%
By zone			
Western Europe	+5.0%	7,222	+4.9%
North America	+4.2%	3,784	+6.0%
Rest of the World	+14.2%	2,699	+14.6%
Cosmetics total	**+6.4%**	**13,704**	+7.0%
Dermatology	+9.6%	307	+10.5%

L'ORÉAL

Confidence about upcoming results

Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, said: "In 2003, thanks to further market share gains, L'Oréal was able to maintain a growth rate very close to the average achieved over the past ten years, despite an exceptionally unfavourable economic climate. These figures mean that we can confirm our targets for the annual results".

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33 1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33 1.47.56.86.82
Fax : + 33 1.47.56.80.02

International Press
Mr Mike RUMSBY
☎ : +33 1.47.56.76.71
http://www.loreal.com